REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the RBB Fund, Inc.:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the RBB Money Market Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2005, and with respect to agreement of security purchases and sales, for the period from August 31, 2004 (the date of the last examination) through April 30, 2005:

o Count and inspection of all securities located in the vault of PNC Bank in Pittsburgh, Pennsylvania without prior notice to management;

o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, (the "Custodian" of the Fund) by The Depository Trust Company, and The Federal Reserve System, agents of the Custodian;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

o Agreement of 1 security purchase and 1 security sale or maturity since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 14, 2005

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of the RBB Money Market Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2005, and from August 31, 2004 through April 30, 2005.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2005, and from August 31, 2004, through April 30, 2005, with respect to securities reflected in the investment account of the Fund.



/s/ Edward J. Roach
-------------------------------------------
Edward J. Roach
President & Treasurer, The RBB Fund, Inc.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
--------------------------------------------------------------------------------- ------------------------------------
1. Investment Company Act File Number:                                            Date examination completed:

811-05518                                                                         APRIL 30, 2005
--------------------------------------------------------------------------------- ------------------------------------
2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ -------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: THE RBB MONEY MARKET FUND

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):

    400 Bellevue Parkway, Suite 100, Wilmington, DE, 19809

----------------------------------------------------------------------------------------------------------------------

August 22, 2005

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         The RBB Money Market Fund
         Registration No. 811-05518, CIK No. 0000831114

Ladies and Gentlemen:

On behalf of our client RBB MONEY MARKET FUND, we are filing electronically one copy of the EDGARized version of our examination report dated June 14, 2005, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2005.

Yours truly,

/s/ Tim Mundy

Tim Mundy
Partner


Enclosure